FORM 11-K — For Annual Reports of Employee Stock Purchase, Savings and Similar Plans
Pursuant to Section 15(d) of the Securities Exchange Act of 1934

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                      to
Commission file number 001-15925
CHS/COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
(Formerly known as the Community Health Systems, Inc. 401(k) Plan)
CHS/COMMUNITY HEALTH SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Delaware	13-3893191
(State or other jurisdiction of incorporation or	(I.R.S. Employer
organization)	Identification Number)

4000 Meridian Boulevard
Franklin, Tennessee	37067
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: (615) 465-7000

CHS/COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
Schedules other than that listed above have been omitted due to the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and the Retirement Committee of
CHS/Community Health Systems, Inc. 401(k) Plan
(formerly known as the Community Health Systems, Inc. 401(k) Plan)
Franklin, Tennessee
We have audited the accompanying statements of net assets available for benefits of the CHS/Community Health Systems, Inc. 401(k) Plan (the “Plan”) (formerly known as the Community Health Systems, Inc. 401(k) Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Nashville, Tennessee
June 29, 2010

CHS/COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS
Investments at fair value:
Participant-directed investments	$28,762,098	$249,281,311
Participant notes receivable	501,418	10,235,468

Total investments	29,263,516	259,516,779

Receivables:
Participant contributions	120,044	2,050,965
Employer matching contribution	1,022,857	15,238,572

Total receivables	1,142,901	17,289,537

TOTAL ASSETS	30,406,417	276,806,316

LIABILITIES
Forfeitures in suspense	—	275,160
Administrative fees	—	13,173

TOTAL LIABILITIES	—	288,333

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	30,406,417	276,517,983

Adjustments from fair value to contract value for fully benefit - responsive stable value funds	(125,374)	3,120,168

NET ASSETS AVAILABLE FOR BENEFITS	$30,281,043	$279,638,151

See notes to financial statements

CHS/COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

	2009	2008
Additions to net assets attributed to:
Investment income (loss):
Appreciation (depreciation) in fair value of investments	$6,142,415	$(131,106,228)
Interest	39,246	626,708
Dividends	713,662	6,087,143

Net investment income (loss)	6,895,323	(124,392,377)

Contributions:
Participant	3,965,497	56,600,728
Rollover	2,473,178	12,525,439
Employer matching	2,386,025	15,378,395

Total contributions	8,824,700	84,504,562

Transfers in to plan	437,491,304	—

Net additions	453,211,327	(39,887,815)

Deductions from net assets attributed to:
Benefits paid to participants	3,849,612	33,425,751
Transfers out of plan	698,266,321	9,933,060
Forfeitures in suspense	—	277,617
Participant paid administrative fees	452,502	237,107

Total deductions	702,568,435	43,873,535

Net decrease	(249,357,108)	(83,761,350)

Net assets available for benefits:
Beginning of year	279,638,151	363,399,501

End of year	$30,281,043	$279,638,151

See notes to financial statements

CHS/COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
1. DESCRIPTION OF THE PLAN
General. CHS/Community Health Systems, Inc., a Delaware corporation (the “Company”) is the sponsor of the “CHS/Community Health Systems, Inc. 401(k) Plan” (the “Plan”). The Plan, formerly named the Community Health Systems, Inc. 401(k) Plan, was initially adopted in 1987, and operates pursuant to an amended and restated Plan document dated as of January 1, 2009, and subsequent amendments. The Company is a wholly-owned subsidiary of Community Health Systems, Inc., a Delaware corporation whose stock is publicly traded on the NYSE under the trading symbol “CYH” (hereinafter, the “Parent”). The Plan has been adopted by the Company, as well as certain wholly-owned and majority-owned subsidiaries that have employees. The Plan and related trust are maintained for the exclusive benefit of the Plan participants, and no part of the trust may ever revert to the Company, except that forfeitures of any unvested portion of a Participant’s Matching Contribution Account may offset future Company contributions or pay for Plan expenses. Participants should refer to the Plan for a complete description of the Plan.
Effective July 25, 2007, the Company acquired Triad Hospitals, Inc. (“Triad”). Through December 31, 2008, the Company maintained certain defined contribution plans established by Triad for its employees, and those employees were not eligible to participate in this Plan. Effective January 1, 2009, the Company (a) amended and restated the Plan, and (b) merged the Triad Hospitals, Inc. Retirement Savings Plan (“Triad RSP”), the Abilene Physicians Group 401(k) Plan and Trust, and the Regional Employee Assistance Program 401(k) Plan with and into the Plan. Approximately $437.5 million of participant accounts were transferred to the Plan in connection with such merger. Also effective January 1, 2009, the Company established the CHS Retirement Savings Plan (“CHS RSP”), and approximately $698.3 million of the accounts of the participants in the Plan who are participants in the new CHS RSP were transferred to the CHS RSP. As a result of the aforementioned plan amendments and mergers, beginning as of January 1, 2009, former Triad employees became eligible to participate in the CHS RSP.
The Plan continues as a 401(k) plan. However, since the January 1, 2009 creation of the CHS RSP, the eligibility for the Plan is limited to employees of certain subsidiaries of the Company, including primarily certain employees whose employment is governed by a collective bargaining agreement or who are otherwise represented by a union bargaining unit. The employer contributions to the Plan vary by facility. The Plan is essentially designed to be an “umbrella” plan that will accommodate various plan designs, including those with no matching contributions, those with matching contributions, and those with nonelective profit-sharing contributions.
Participation in the Plan is generally available to employees after completion of six months of eligible service, as defined in the Plan document, provided the employee has reached his or her 21st birthday. Eligible service generally includes all previous service with an employer of an acquired facility. Additionally, any employee who was a participant in the Plan prior to the January 1, 2009 amendment and restatement shall continue to be eligible to participate in the Plan.
Russell County Medical Center was divested on February 1, 2008 and ceased participation in the Plan on that date.
Mineral Area Regional Medical Center, Parkway Medical Center, Hartselle Medical Center, Woodland Community Hospital and White County Community Hospital were divested on March 1, 2008 and ceased participation in the Plan on that date.

Deaconess Medical Center and Valley Hospital and Medical Center (collectively, “Spokane”) were acquired by a subsidiary of the Company on October 1, 2008 and commenced participation in the Plan on that date. Effective as of January 1, 2009, the Company established the CHS Spokane 401(k) Plan (the “Spokane Plan”) for the exclusive benefit of certain Spokane employees covered by a collective bargaining contract and their beneficiaries. The accounts of participants in the Plan who are participants in the Spokane Plan were transferred to the Spokane Plan in 2009.
Wilkes-Barre General Hospital was acquired by a subsidiary of the Company on April 30, 2009 and commenced participation in the Plan on May 1, 2009.
All capitalized terms not defined herein have the definition as set forth in the Plan document.
Administration. The Plan is administered by the Company’s Retirement Committee of not less than three persons, all appointed by the Company’s Board of Directors. The Retirement Committee is responsible for carrying out the provisions of the Plan. Principal Trust Company was appointed by the Company as the Trustee for the Plan effective as of January 1, 2009. For periods prior to January 1, 2009, the appointed Trustee was Scudder Trust Company (“Scudder”). The Trustee holds, invests and administers the trust assets and contributions of the Plan.
Contributions. Eligible employees electing to participate in the Plan may make contributions by payroll deductions up to 50% of their Compensation to the extent contributions do not exceed Internal Revenue Code (“Code”) imposed limitations on contributions ($16,500 for 2009 Plan year and $15,500 for 2008 Plan year). Participants who attained age 50 by the close of the calendar year were eligible to make catch-up contributions up to $5,500 for 2009 and $5,000 for 2008. Employee contributions beyond specific Plan thresholds are returned to the participants. The employer may make an Employer Matching Contribution to the Plan; however, any salary deferrals that are catch-up contributions will not be matched. In the year of a participant’s death or disability, the participant or designated beneficiary will share in any Employer Matching Contribution for the year regardless of the amount of service completed during the Plan Year. Employer Matching Contribution percentages are determined by each employer and vary by location within the Plan. In addition to the standard Employer Matching Contribution, an additional contribution is made on behalf of certain participants at McKenzie-Willamette (Springfield, OR) based upon each of those participants’ years of service and dates of employment. The Employer Matching Contributions and discretionary contributions (which are made in cash) deposited into the participants’ accounts were of $2,386,025 for 2009 and $15,238,572 for 2008.
Participant Accounts. Individual accounts are maintained for each Plan participant. A participant’s account balance generally represents the sum of all accounts being maintained for the participant, which represents the participant’s total interest in the Plan. To the extent applicable, a participant may have any or all of the following notational accounts:

“After-Tax Voluntary Contribution Account”	The value of any after-tax employee contributions voluntarily made to the Plan by the participant.

“Elective Deferral Account”	The value of the employee’s total interest in the Plan resulting from elective deferrals. Unless specifically stated otherwise, a participant’s Elective Deferral Account will refer to both the Pre-Tax Elective Deferral Account and the Roth Elective Deferral Account.

“Matching Contribution Account”	The value of the employee’s total interest in the Plan resulting from any employer contributions to the Plan on account of a Participant’s elective deferrals.

“Nonelective Contribution Account”	The value of the employee’s total interest in the Plan resulting from any employer contribution to the Plan other than a participant’s elective deferrals, Employer Matching Contributions, Qualified Matching Contributions, and Qualified Nonelective Contributions.

“Qualified Matching Contribution Account”	The value of the employee’s total interest in the Plan resulting from Qualified Matching Contributions.

“Qualified Nonelective Contribution Account”	The value of the employee’s total interest in the Plan resulting from Qualified Nonelective Contributions.

“Rollover Account”	The value of the employee’s total interest in the Plan resulting from amounts that are rolled over from another plan or an Individual Retirement Account.

“Transfer Account”	The value of the employee’s total interest in the Plan resulting from amounts that are transferred to this Plan from another plan pursuant to a direct plan-to-plan transfer.
A participant’s account balance may also consist of any other account, including an overlapping account or sub-account, necessary for the administration of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Amendments. The First Amendment to the Plan was effective principally on January 1, 2009 to change the name of the plan from Community Health Systems, Inc. 401(k) Plan to CHS/Community Health Systems, Inc. 401(k) Plan. Additionally, the Plan was amended to reflect the eligibility schedule for collective bargaining unit employees at McKenzie-Willamette Medical Center, to clarify the timing of the Employer Matching Contribution to be at the employer’s discretion, and to provide for a variety of legislative updates including delaying the Required Minimum Distributions for 2009.
The Second Amendment to the Plan was effective principally on May 1, 2009 to modify the definition of "Eligible Employees" to include employees of Wilkes-Barre Hospital Company, LLC whose employment is governed by a collective bargaining agreement. The Plan was also amended to provide for the inclusion of an Employer Matching Contribution on behalf of those participants who are employed by Wilkes-Barre Hospital Company, LLC; Pottstown Hospital Company, LLC and Pottstown Imaging Company, LLC. Furthermore, the Second Amendment provided for the termination of the discretionary Employer Matching Contribution as of December 31, 2009 for each physician employee of Pottstown Hospital Company, LLC, who is neither a hospital-based physician nor a highly compensated employee. Finally, the Second Amendment modified the definition of the Nonelective Contribution for employees of McKenzie-Willamette Medical Center Associates, LLC or Willamette Valley Medical Center, LLC whose employment is governed by a collective bargaining agreement.

Vesting. The balance in the participants’ After-Tax Voluntary Contribution and Rollover Accounts is at all times fully vested and non-forfeitable. A participant becomes 20% vested in the Matching Contributions and Nonelective Contributions Accounts after one year of service and an additional 20% for each year of service thereafter until fully vested. A participant is credited generally with one year of service if the participant works 500 or more hours during the Plan Year. Termination of participation in the Plan prior to the scheduled vesting period results in forfeiture of the unvested portion of a participant’s account balance. These forfeitures are applied to pay Plan expenses or reduce the Employer Matching Contributions made to the Plan in future periods. Forfeitures of $167,329 and $275,160 were applied against the Employer Matching Contributions for the years ended December 31, 2009 and 2008, respectively.
Payment of Benefits. A participant or designated beneficiary is entitled to a distribution of the total value of the participant’s account balance upon retirement at age 65, becoming disabled or death. Upon termination of employment before the participant’s 65th birthday for reasons other than death or disability, the participant is entitled to receive only the vested portion of his or her account balance. While employed, participants may borrow from their accounts in the form of a loan or can withdraw from their accounts in the event of financial hardship. Such hardship withdrawals are limited to the value of the Pre-Tax Elective Deferral and Roth Elective Deferral Accounts. The Administrator requires a participant requesting a hardship withdrawal to demonstrate an immediate and heavy financial need which cannot be reasonably satisfied from other resources available to the participant. In addition, participants may make certain other withdrawals while employed in accordance with the Plan.
Funding. The Company generally transfers some or all of the Employer Matching Contribution to the Trustee after the close of the Plan Year and prior to the time it files its tax return (with extensions).
Investments Options. Contributions to the Plan are invested by the Trustee according to the participant’s instruction in one or a combination of several fund options. Participants may change their investment election or initiate transfers between funds by giving notice to the Trustee.
Plan Termination. Although it has not expressed any intent to do so, the Company’s Board of Directors has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their respective accounts.
Participant Notes Receivable. Participants may borrow from their accounts up to the lesser of $50,000 or 50% of their account balance. All loans must be adequately secured, generally by the participant’s vested interest in the Plan, and will bear a reasonable rate of fixed interest as determined by the Administrator at the time of loan origination. Loan terms may not exceed five years; however, if the loan is for the purchase of a participant’s primary residence, the Administrator may permit a longer repayment term. Principal and interest is paid ratably over the term of the loan through payroll deductions.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting. The Plan’s financial statements are prepared in accordance with accounting standards generally accepted in the United States of America.
Use of Estimates and Risks and Uncertainties. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from these estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Valuation of Investments and Income Recognition. The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Securities traded on the national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Money market funds are stated at amortized cost, which approximates fair value. Mutual funds can be held as individual plan assets or as part of a pooled separate account. Mutual funds have publicly available prices that are quoted daily. In addition, underlying asset information is publicly available for each fund. Pooled Separate Accounts (PSA) are made up of a wide variety of underlying investments such as equities, bonds, and mutual funds. The Net Asset Value (NAV) of a PSA is based on the market value of its underlying investments. The PSA NAV is not a publicly-quoted price in an active market. Participant loans are valued at their outstanding balance, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
The CHS Stable Value Fund and Scudder Stable Value Fund contain contracts which are fully benefit-responsive. The statements of net assets available for benefits present investment contracts at fair value, which is the NAV of the contracts’ underlying investments. The fair value of the investment contracts is based on the NAV of its underlying investments, while contract value is principal balance plus accrued interest. The statements of net assets available for benefits additionally include a line item showing an adjustment for fully benefit-responsive contracts from fair value to contract value. Activity of the CHS Stable Value Fund and Scudder Stable Value Fund in the statements of changes in net assets available for benefits is presented on a contract value basis.
Prior to the January 1, 2009 Plan amendment and restatement, participant investments in the Company’s stock fund were held in a unitized stock portfolio. Effective with the Plan amendment and restatement, participant investments in the Company’s stock fund are valued on a per-share basis. Such stock is reported at fair value.
Expenses. The plan permits the payment of Plan expenses to be made from the Plan’s assets. If expenses are paid using the Plan’s assets, then the expenses will generally be allocated among the accounts of all participants in the Plan. These expenses will be allocated either proportionately based on the value of the account balances or as an equal dollar amount based on the number of participants in the Plan. The method of allocating the expenses depends on the nature of the expense itself. Certain administrative or recordkeeping expenses would typically be allocated proportionately to each Participant. There are certain other expenses that may be paid from an individual participant’s account. These are expenses that are specifically incurred by, or attributable to a particular participant. Participants paid an aggregate of $452,502 and $316,415 in administrative costs to the Trustee in 2009 and 2008, respectively. All other expenses incurred in the administration of the Plan are borne by the Company. The Company paid $110,870 and $298,135 for Plan expenses in 2009 and 2008, respectively.
Payment of Benefits. Benefits are recorded when paid.
New Accounting Pronouncement. In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issues of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events; it requires certain companies to disclose the date through which subsequent events have been evaluated. ASC 855 is effective for reporting periods ending after June 15, 2009.

The FASB’s Accounting Standards Codification (ASC) became effective July 1, 2009. At that date, the ASC became FASB’s official source of authoritative U.S. generally accepted accounting principles applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants, the Emerging Issues Task Force and other related literature.
In 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP), was issued and later codified into ASC 820, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of nature and risks of the investments. See Note 3 for the Plan’s disclosures related to this standard.
In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent) (“ASU No. 2009-12”), which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall. ASU No. 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value (NAV). ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU No. 2009-12 on a prospective basis for the year ended December 31, 2009. Adoption of the ASU had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits. See also Note 5.
New Accounting Standards to Be Adopted. In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASU No. 2010-06), which amends ASC 820, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact ASU No. 2010-06 will have on the financial statements and disclosures.
3. FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2009 and 2008.
In accordance with the update to ASC 820 (originally issued as FSP 157-4), the table below includes the major categorization for debt and equity securities on the basis of the nature and risk of the investments at December 31, 2009.

	Level 1	Level 2	Level 3	Total
Common stock:
Health care	$494,938	$—	$—	$494,938

Total common stocks	494,938	—	—	494,938

Money market funds	959,195	—	—	959,195

Mutual funds:				—
Domestic stock funds	2,361,494	469,732	—	2,831,226
Balanced funds	14,398,001	—	—	14,398,001
International stock funds	1,113,810	—	—	1,113,810
Fixed income funds	1,766,444	—	—	1,766,444

Total mutual funds	19,639,749	469,732	—	20,109,481

Stable value funds	—	7,198,484	—	7,198,484

Participant notes	—	501,418	—	501,418

Total	$21,093,882	$8,169,634	$—	$29,263,516

	Fair Value Measurements at December 31, 2008
	Level 1	Level 2	Level 3	Total
Common stock	$20,063,048	$—	$—	$20,063,048
Mutual funds	170,493,986	—	—	170,493,986
Common collective trusts	—	58,724,277	—	58,724,277
Participant notes	—	10,235,468	—	10,235,468

Total	$190,557,034	$68,959,745	$—	$259,516,779

Although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.
4. INVESTMENTS
The Plan’s investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008 are as follows:

Investment	Fair Value
As of December 31, 2009:
CHS Stable Value Fund	$7,198,484
Principal LifeTime 2015 Institutional Fund	2,892,004
Principal LifeTime 2020 Institutional Fund	2,821,870
Principal LifeTime 2025 Institutional Fund	2,464,828
Principal LifeTime 2030 Institutional Fund	1,854,089
Principal LifeTime 2035 Institutional Fund	1,624,618

As of December 31, 2008:
Scudder Stable Value Fund	$42,827,661
American Century Strategic Allocation Moderate Fund — ADV	32,990,523
The Growth Fund of America — A	25,161,628
Scudder — Dreman High Return Equity Fund — A	22,994,342
CHS Unitized Stock Portfolio	20,063,048
Scudder Core Fixed Income Fund — A	17,140,116
Scudder Stock Index Trust	15,896,616
During the years ended December 31, 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Investment	2009	2008
Community Health Systems, Inc. (Common Stock)	$5,520,246	$(27,562,376)
Principal Diversified International Institutional Fund	1,652,953	—
Principal LifeTime 2020 Institutional Fund	1,627,285	—
Jennison 20/20 Focus Z Fund	1,085,884	—
LargeCap S&P 500 Index Separate Account	1,058,342	—
Principal LifeTime 2050 Institutional Fund	906,331	—
Allianz NFJ Small Cap Value Administrative Fund	886,853	—
American Funds Growth Fund of America R4 Fund	640,831	—
Principal LifeTime 2015 Institutional Fund	628,789	—
Principal LifeTime 2025 Institutional Fund	550,108	—
Principal LifeTime 2030 Institutional Fund	394,544	—
CHS Stable Value Fund	365,025	—
Principal LifeTime 2035 Institutional Fund	346,174	—
Principal LifeTime 2010 Institutional Fund	310,829	—

Investment	2009	2008
Principal LifeTime 2040 Institutional Fund	234,486	—
PIMCO Total Return Administrative Fund	121,842	—
Principal LifeTime 2045 Institutional Fund	110,122	—
JP Morgan Small Cap Equity A Fund	108,712	—
Blackrock Equity Dividend I Fund	96,689	—
Blackrock U.S. Opportunities Institutional Fund	78,036	—
Blackrock International Opportunities Institutional Fund	71,959	—
RS Emerging Markets A Fund	60,462	—
Oppenheimer International Growth Y Fund	60,264	—
Oppenheimer Strategic Income Y Fund	57,726	—
Columbia MidCap Value Z Fund	40,440	—
Mutual Global Discovery A Fund	34,752	—
Allianz NFJ International Value A Fund	29,540	—
JP Morgan International Equity Index A Fund	24,119	—
AIM Mid Cap Core Equity A Fund	22,410	—
MidCap S&P 400 Index Separate Account	20,974	—
DWS Core Fixed Income Fund—A	17,883	(3,757,034)
SmallCap S&P 600 Idex Separate Account	11,433	—
AIM Global Small & Mid Cap Growth A Fund	6,762	—
Principal LifeTime Strategic Income Institutional Fund	6,690	—
Principal LifeTime 2055 Institutional Fund	2,800	—
Principal Money Market Institutional Fund	2,792	—
Templeton Growth Fund, Inc.—A	—	(469,713)
DWS Value Builder Fund — A	—	(2,310,333)
DWS Dreman High Return Equity — A	—	(20,438,832)
Franklin Mutual DIS Fund—A	(60,225)	(1,858,334)
DWS Mid Cap Growth A Fund	(82,206)	(5,757,527)
American Century Strategic Allocation Conservative Fund—A	(318,875)	(1,326,964)
DWS Global Opportunities Fund	(440,732)	(7,116,337)
Goldman Sachs Mid Cap Value Fund—A	(450,486)	(3,616,136)
American Century Strategic Allocation Aggressive Fund—A	(486,415)	(3,859,988)
Credit Suisse Small Cap Value Fund—A	(523,929)	(2,327,449)
Hartford Small Company HLS IB Fund	(608,054)	(6,802,809)
Thornburg International Value Fund—R4	(1,187,588)	(9,123,257)
DWS Stock Index Fund	(1,335,648)	(9,342,489)
American Funds The Growth Fund of America—A	(1,382,598)	(15,244,814)
American Century Strategic Allocation Moderate Fund—A	(1,480,241)	(10,191,835)
DWS Strategic Value A Fund	(2,695,676)	—

	$6,142,415	$(131,106,228)

5. STABLE VALUE FUND
The CHS Stable Value Fund (the “Fund”) is a collective trust fund sponsored by the Trustee. The beneficial interest of each participant is represented by units. Units may be issued daily at the Fund’s current net asset value. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund. The investment seeks current income by investing primarily in insurance contracts issued by insurance companies, and investments from other financial institutions which offer stability of principal. It is the policy of the Fund to use its best efforts to maintain a stable net asset value; although there is no guarantee that the Fund will be able to maintain this value. Withdrawals from the Fund for benefit payments and participant transfers to noncompeting options to be paid to plan participants are made within 30 days after written notification has been received. Withdrawals, other than for benefit payments and participant transfers to noncompeting options, are made one year after notification is received.
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan. The fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.
Circumstances that would affect the ability of the Fund to transact at contract value include the following:
Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Company. The following employer-initiated events may limit the ability of the Fund to transact at contract value:
•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction under ERISA

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•	Any transfer of assets from the Fund directly into a competing investment option

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Complete or partial termination of the Plan or its merger with another plan
Circumstances That Impact the Fund — The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.
The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:
•	Any substantive modification of the Fund or the administration of the Fund that is not permitted by the wrap issuer.

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow

•	Employer-initiated transactions by participating plans as described above
In the event that wrap contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.
The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.
6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of mutual funds managed by Principal Trust Company (in 2009) and Scudder (in 2008). Principal Trust Company (in 2009) and Scudder Trust Company (in 2008) is the Trustee as defined by the Plan and these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.
At December 31, 2009 and 2008, the Plan held investments in the common stock of the Company. The cost basis of the stock was $494,938 and $20,063,048 at December 31, 2009 and 2008, respectively. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions for the periods presented. No dividends were declared or paid on the stock. All of these transactions are exempt from the prohibited transaction rules.
7. FEDERAL INCOME TAX STATUS
The Plan received a determination letter dated June 16, 2004, in which the IRS stated that the Plan was in compliance with the applicable requirements of Section 401(a) and Section 501(c) of the Code. The Plan has been amended since receiving the determination letter. However, the Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008 and a reconciliation of the increase in net assets per the financial statements to the net income per the Form 5500 for the years ended December 31, 2009 and 2008.

	2009	2008
Net assets available for benefits per the financial statements	$30,281,043	$279,638,151
Adjustment from contract value to fair value for fully benefit-responsive stable value funds	125,374	(3,120,168)
Adjustments to participant loans due to deemed distributions	(20,392)	—

Net assets per Form 5500	$30,386,025	$276,517,983

Decrease in net assets per the financial statements	$(249,357,108)	$(83,761,350)
Adjustment from contract value to fair value for fully benefit-responsive stable value funds	3,245,542	(2,442,139)
Adjustments to participant loans due to deemed distributions	(20,392)	—
Transfers in to plan	(437,491,304)	—
Transfers out of plan	698,266,321	9,933,060

Net (loss) income per Form 5500	$14,643,059	$(76,270,429)

9. SUBSEQUENT EVENTS
A Third Amendment to the Plan became effective as of March 1, 2010 to revise the calculation of the Employer Matching Contribution on behalf of participants who are employed by McKenzie-Willamette Medical Center Associates, LLC or Willamette Valley Medical Center, LLC and whose employment is covered by a collective bargaining agreement between (i) McKenzie-Willamette Medical Center Associates, LLC or Willamette Valley Medical Center, LLC and (ii) the Oregon Nurses Association.

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

	(b) Identity of Issue, Borrower,	(c) Description of Investment Including Maturity Date,		(e) Current
(a)	Lessor or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	(d) Cost **	Value
	Union Bond & Trust Company	Principal Stable Value Fund		$4,902,895
	Invesco	Invesco Stable Value Fund		2,295,589
*	Principal Life Insurance Company	LargeCap S&P 500 Index Separate Account		377,440
*	Principal Life Insurance Company	MidCap S&P 400 Index Separate Account		60,373
*	Principal Life Insurance Company	SmallCap S&P 600 Index Separate Account		31,919
*	Princor Financial Services	Principal Money Market Institutional Fund		959,195
	Oppenheimer Funds, Inc.	Oppenheimer Strategic Income Y Fund		450,079
	PIMCO Funds	PIMCO Total Return Administrative Fund		1,316,366
*	Princor Financial Services	Principal LifeTime Strategic Income Institutional Fund		141,428
*	Princor Financial Services	Principal LifeTime 2010 Institutional Fund		868,104
*	Princor Financial Services	Principal LifeTime 2015 Institutional Fund		2,892,004
*	Princor Financial Services	Principal LifeTime 2020 Institutional Fund		2,821,870
*	Princor Financial Services	Principal LifeTime 2025 Institutional Fund		2,464,828
*	Princor Financial Services	Principal LifeTime 2030 Institutional Fund		1,854,089
*	Princor Financial Services	Principal LifeTime 2035 Institutional Fund		1,624,618
*	Princor Financial Services	Principal LifeTime 2040 Institutional Fund		1,043,584
*	Princor Financial Services	Principal LifeTime 2045 Institutional Fund		495,407
*	Princor Financial Services	Principal LifeTime 2050 Institutional Fund		176,242
*	Princor Financial Services	Principal LifeTime 2055 Institutional Fund		15,826
	BlackRock	Blackrock Equity Dividend I Fund		476,278
	The American Funds	American Funds Growth Fund of America R4 Fund		760,464
	Prudential Investement Management Services	Jennison 20/20 Focus Z Fund		276,123
	Allianz	Allianz NFJ Small Cap Value Administrative Fund		124,314

16

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

	(b) Identity of Issue, Borrower,	(c) Description of Investment Including Maturity Date,		(e) Current
(a)	Lessor or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	(d) Cost **	Value
	BlackRock	Blackrock U.S. Opportunities Institutional Fund		271,171
	Columbia Funds	Columbia MidCap Value Z Fund		112,555
	Hartford Mutual Funds	Hartford Small Company HLS IB Fund		82,869
	AIM Investments	AIM Mid Cap Core Equity A Fund		93,372
	JP Morgan Funds	JP Morgan Small Cap Equity A Fund		164,348
	Allianz Global Investors Fund Management	Allianz NFJ International Value A Fund		92,362
	BlackRock	Blackrock International Opportunities Institutional Fund		257,921
	Franklin Templeton Investments	Mutual Global Discovery A Fund		234,183
	AIM Investments	AIM Global Small & Mid Cap Growth A Fund		20,713
	JP Morgan Funds	JP Morgan International Equity Index A Fund		75,264
	Oppenheimer	Oppenheimer International Growth Y Fund		207,805
*	Princor Financial Services	Principal Diversified International Institutional Fund		82,541
	RS Funds	RS Emerging Markets A Fund		143,021
*	Community Health Systems, Inc.	Community Health Systems, Inc. (Common Stock)		494,938
*	Various Participants	Participant notes receivable with interest rates ranging from 3.25% to 8.25% and maturity dates of 2010 through 2020		501,418

				$29,263,516

*	Identified party-in-interest.

**	Cost information is not required for participant-directed investments and therefore is not included.

17

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
Date: June 29, 2010	By:	/s/ Wayne T. Smith
Wayne T. Smith
Chairman of the Board President and Chief Executive Officer

Date: June 29, 2010	By:	/s/ W. Larry Cash
W. Larry Cash
Executive Vice President, Chief Financial Officer and Director

Date: June 29, 2010	By:	/s/ T. Mark Buford
T. Mark Buford
Vice President and Chief Accounting Officer

18

EXHIBIT INDEX

Exhibit
Number	Description
10.1	First Amendment to the CHS/Community Health Systems, Inc. 401(k) Plan dated September 14, 2009

10.2	Second Amendment to the CHS/Community Health Systems, Inc. 401(k) Plan dated December 17, 2009

10.3	Third Amendment to the CHS/Community Health Systems, Inc. 401(k) Plan dated February 22, 2010

23	Consent of Independent Registered Public Accounting Firm

19